VIA EDGAR

November 18, 2022

United States Securities and Exchange Commission

Office of Life Sciences
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Black Diamond Therapeutics, Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-268341

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Black Diamond Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 22, 2022, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Stephanie Richards at (617) 570-1927. If you have any questions regarding this request, please contact Stephanie Richards.

Sincerely,

BLACK DIAMOND THERAPEUTICS, INC.

/s/ David M. Epstein
David M. Epstein
President and Chief Executive Officer

cc:	Brent Hatzis-Schoch, Esq., Black Diamond Therapeutics, Inc.
Fang Ni, Black Diamond Therapeutics, Inc.
Erika Jones, Black Diamond Therapeutics, Inc.
Robert Puopolo, Esq., Goodwin Procter LLP
Stephanie Richards, Esq., Goodwin Procter LLP